China Jo-Jo Drugstores, Inc.

Hai Wai Hai Tongxin Mansion Floor 6

Gong Shu District, Hangzhou City

People’s Republic of China 310008

August 19, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F Street, NE

Washington, D.C. 20549

Attention: Nicholas Lamparski

RE:	China Jo-Jo Drugstores, Inc.

Registration Statement on Form S-1

Filed July 14, 2020

File No. 333-239852

Ladies and Gentlemen:

China Jo-Jo Drugstores, Inc. (the “Company”) hereby requests that the above-captioned registration statement (the “Registration Statement”) be declared effective at 9 a.m., Eastern Time on Monday, August 24, 2020, or as soon thereafter as may be practicable.

We acknowledge that a declaration by the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, that the Registration Statement is effective does not foreclose the Commission from taking any action with respect to the Registration Statement. We further acknowledge that such a declaration of effectiveness does not relieve the Company from our full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement. We understand that we may not assert staff comments to the Registration Statement or the declaration of effectiveness by the Commission as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to contact the undersigned at frank.zhao@jojodrugstores.com, or Elizabeth F. Chen of Pryor Cashman LLP, outside counsel to the Company, at echen@pryorcashman.com (Tel: 212-326-0199).

Very truly yours,

/s/ Ming Zhao
Ming Zhao
Chief Financial Officer

cc:	Elizabeth Fei Chen, Esq.